PARAMOUNT ENERGY TRUST

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended June 30			Six Months Ended June 30
($Cdn thousands except volume and per Trust Unit amounts)	2007	2006	%change	2007	2006	%change
Financial
Revenue, including realized gains (losses) on financial instruments (1)	124,061	101,580	22	238,045	211,955	12
Funds flow (1)	72,669	56,605	28	138,266	117,717	17
Per Trust Unit (2)	0.81	0.68	19	1.58	1.41	12
Net earnings (loss)	6,126	21,816	(72)	(33,135)	29,785	(211)
Per Trust Unit (2)	0.07	0.26	(73)	(0.38)	0.36	(205)
Distributions	39,350	60,284	(35)	80,625	120,238	(33)
Per Trust Unit (3)	0.42	0.72	(42)	0.90	1.44	(38)
Payout ratio (%) (1)	54.1	106.5	(49)	58.3	102.1	(43)
Total assets	1,301,516	896,611	45	1,301,516	896,611	45
Net bank and other debt outstanding (4)	400,408	231,210	73	400,408	231,210	73
Convertible debentures, at principal amount	236,109	157,572	50	236,109	157,572	50
Total net debt (4)	636,517	388,782	64	636,517	388,782	64
Unitholders’ equity	383,600	330,590	16	383,600	330,590	16
Capital expenditures
Exploration and development	22,303	10,466	113	85,587	90,767	(6)
Acquisitions, net of dispositions	449,857	(11,866)	3,891	452,697	77,546	484
Other	219	412	(47)	590	522	13
Net capital expenditures	472,379	(988)	47,911	538,874	168,835	219
Trust Units outstanding (thousands)
End of period	107,568	83,857	28	107,568	83,857	28
Weighted average	89,227	83,663	7	87,531	83,387	5
Incentive and Bonus Rights outstanding	4,038	1,944	107	4,038	1,944	107
Trust Units outstanding at August 8, 2007	107,885			107,885
Operating
Production
Total oil and natural gas (Bcfe) (5)	14.1	14.8	(5)	26.9	28.5	(6)
Daily average oil and natural gas (MMcfe/d) (5)	155.0	162.9	(5)	148.4	157.2	(6)
Gas over bitumen deemed production (MMcfe/d) (6)	19.8	21.5	(8)	19.8	21.5	(8)
Average daily (actual and deemed - MMcfe/d) (6)	174.8	184.4	(5)	168.2	178.7	(6)
Per Trust Unit (cubic feet equivalent/d/Unit) (2)	1.96	2.20	(11)	1.92	2.14	(10)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (7)	7.25	6.16	18	7.28	6.91	5
Including financial hedging and physical forward sales (7)	8.80	6.85	28	8.86	7.45	19
Land (thousands of net acres)
Undeveloped land holdings	1,338	1,084	23	1,338	1,084	23
Drilling (gross / net)
Gas	5/5.0	29/13.7	(83)/(64)	82/65.4	113/87.0	(27)/(25)
Dry	-/-	1/0.2	(100)/(100)	7/6.2	4/1.9	75/226
Total	5/5.0	30/13.9	(83)/(64)	89/71.6	117/88.9	(24)/(19)
Success rate (% gross / % net)	100/100	97/99	3/1	92/91	97/98	(5)/(7)

(1)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in Management’s Discussion and Analysis.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Based on Trust Units outstanding at each distribution date.

(4)

Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities. Total net debt includes convertible debentures measured at principal amount.

(5)

Production amounts are based on the Trust’s interest before royalties.

(6)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(7)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the three and six months ended June 30, 2007 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s consolidated financial statements and accompanying notes for the three and six months ended June 30, 2007 and 2006 as well as the Trust’s consolidated financial statements and accompanying notes and MD&A for the years ended December 31, 2006 and 2005. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A. The date of this MD&A is   August 7, 2007.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

OPERATIONS

Production

	Three months ended June 30		Six months ended June 30
Natural gas production by core area (MMcfe/d)	2007	2006	2007	2006
West Side	44.3	48.5	42.4	47.0
East Side	28.6	28.4	26.3	27.5
Athabasca	66.4	73.7	65.4	71.9
Southern	15.7	12.3	14.3	10.8
Total	155.0	162.9	148.4	157.2
Deemed Production	19.8	21.5	19.8	21.5
Total actual plus Deemed Production	174.8	184.4	168.2	178.7

Average production decreased five percent to 155.0 MMcfe/d for the three months ended June 30, 2007 as compared to 162.9 MMcfe/d in the second quarter of 2006. Natural declines experienced throughout the last two quarters of 2006 in all northeast Alberta core areas were largely mitigated by winter drilling, recompletion and production optimization activities in the first quarter of 2007 and a minor consolidating acquisition which closed in April 2007. The increase in production in the Southern core area is due to ongoing successful development of the east central Alberta assets acquired in 2006 offset somewhat by declines in west central and southwest Saskatchewan, as well as 2.5 MMcfe/d of production volumes from the Birchwavy Assets, which averaged 46 MMcfe/d of production for the five day period from the acquisition closing date of June 26 to the end of the quarter. Including the deemed production volume related to the gas over bitumen financial solution, average daily production (actual and deemed) decreased five percent to 174.8 MMcfe/d from 184.4 MMcfe/d in the second quarter of 2006.

Production for the six months ended June 30, 2007 decreased six percent to 148.4 MMcfe/d from 157.2 MMcfe/d in the comparative period for 2006.

Capital Expenditures

	Three months ended June 30		Six months ended June 30
Capital expenditures ($ thousands)	2007	2006	2007	2006
Exploration and development expenditures (1)	$ 19,682	$ 8,494	$ 80,791	$ 84,465
Crown and freehold land purchases	2,621	1,972	4,796	6,302
Acquisitions	450,894	871	455,787	91,753
Dispositions	(1,037)	(12,737)	(3,090)	(14,207)
Other	219	412	590	522
Total capital expenditures	$ 472,379	$ (988)	$ 538,874	$ 168,835

(1)

Exploration and development expenditures for the three and six months ended June 30, 2007 include approximately $2.2 million and $6.4 million, respectively in exploration costs (three and six months ended June 30, 2006 – $0.6 million and $8.9 million, respectively) which have been expensed directly on the Trust’s statement of earnings. Exploration costs include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities. As a result they are included with capital expenditures.

Exploration and development expenditures for the three months ended June 30, 2007 totaled $19.7 million, as compared to $8.5 million in the comparative quarter for 2006. Capital spending for the quarter was concentrated on well equipping and facilities construction in Athabasca and east central Alberta to tie-in additional natural gas volumes from the Trust’s winter capital program. Drilling activity continued in the second quarter with five wells (5.0 net) drilled in east central Alberta with a 100 percent net success rate. Drilling activity decreased in the second quarter of 2007 from the 30 wells (13.9 net) drilled during the three months ended June 30, 2006, as most activity in the prior year was focused on the Trust’s non-operated coalbed methane program in southern Alberta.

Acquisitions of $450.9 million for the three months ended June 30, 2007 relate primarily to the Birchwavy Acquisition but also included several smaller consolidating acquisitions in northeast Alberta which closed during the second quarter. The Birchwavy Assets were producing approximately 46.2 MMcfe/d as of the closing date (93 percent natural gas) and include 310,000 undeveloped acres of land located in close proximity to the Trust’s existing assets in east central Alberta. Proved and probable reserves associated with the Birchwavy Assets, measured as at December 31, 2006 by an independent evaluator, totaled 269.0 Bcfe (96 percent natural gas).

The Birchwavy Acquisition was a combination of an acquisition of a private oil and gas exploration company and a concurrent disposition of certain net assets of the acquired entity to a third party. As such, this acquisition has been accounted for in accordance with Canadian accounting guidelines related to business combinations. The net purchase price to PET was $391.8 million, comprised of a total purchase price of $419.3 million less $23.7 million allocated to positive working capital of the acquired company and $3.8 million of acquisition costs.

The Trust also completed two other acquisitions during the quarter. The acquisition of producing properties in the East Side and Athabasca areas (“Craigend/Radway/Strye Acquisition”) closed on April 30, 2007 for a total purchase price of $44.7 million after adjustments. The acquisition consolidates PET’s interests in the Athabasca and East Side core areas, adds approximately 5 MMcf/d of shallow natural gas production and provides drilling and recompletion prospects as well as opportunities for cost reductions through increased facilities ownership and optimization in these areas. Approximately $20 million of the acquired assets were subsequently sold to Severo Energy Corp. (“Severo”), a 94 percent-owned subsidiary of the Trust. Severo’s assets and liabilities are consolidated with those of PET.  On June 28, 2007 PET completed the acquisition of properties in northeast Alberta producing approximately 0.7 MMcf/d with an additional 2 MMcf/d of shut-in natural gas production, for which PET receives monthly gas over bitumen royalty credits, for a net purchase price of $14.0 million.

MARKETING

Natural gas prices

	Three months ended June 30		Six months ended June 30
Natural gas prices ($/Mcfe, except percent amounts)	2007	2006	2007	2006
Reference prices
AECO Monthly Index	7.37	6.27	7.41	7.77
AECO Daily Index	7.07	6.03	7.24	6.77
Alberta Gas Reference Price (1)	6.88	6.12	6.96	7.17

Average PET prices
Before financial hedging and physical forward sales (2)	7.25	6.16	7.28	6.91
% Alberta Gas Reference Price (%)	105	101	105	96
Before financial hedging (2)	7.41	6.60	7.60	7.40
% Alberta Gas Reference Price (%)	108	108	109	103
Realized natural gas price, including financial hedging and physical forward sales (2)	8.80	6.85	8.86	7.45
% Alberta Gas Reference Price (%)	128	112	127	104

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for June 2007 is an estimate as the actual price has not yet been posted.

(2)

PET’s natural gas hedging strategy employs both financial forward contracts and physical delivery contracts at fixed prices or price collars, as well as financial foreign exchange contracts to mitigate the effects of US dollar fluctuations on gas prices. The Trust’s realized natural gas price incorporates all realized gains and realized losses on financial natural gas and foreign exchange contracts as well as physical delivery contracts. Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial contracts. In calculating the Trust’s natural gas price before financial hedging and physical forward sales, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

Realized natural gas prices increased by 28 percent for the three months ended June 30, 2007 to $8.80 per Mcfe from $6.85 per Mcfe in 2006 primarily as a result of $18.6 million in gains on financial instruments related to the early termination of fixed-price natural gas contracts, as well as a 12 percent increase in the Alberta Gas Reference Price for the same period. PET’s realized natural gas price increased to $8.86 per Mcfe for the six months ended June 30, 2007 from $7.45 per Mcfe for the second quarter 2006 despite a decrease in the Alberta Gas Reference Price during the same period. The Trust has realized gains on financial instruments of $33.9 million to date in 2007, contributing to the higher realized natural gas price.

The Trust recorded an unrealized loss on financial instruments of $3.1 million for the three months ended June 30, 2007, reflecting the change in the fair value of financial and physical forward contracts during the period. For the six months ended June 30, 2007 the Trust incurred an unrealized loss on financial instruments of $51.6 million (see “Change in Accounting Policy” in this MD&A). The new accounting standards dictate that all financial instruments for which hedge accounting is not followed are marked to market on each balance sheet date, with the change in fair value during the period recorded as an unrealized gain or loss on the statement of earnings. On initial adoption of the new accounting policy effective January 1, 2007, the trust recorded a financial instrument asset of $30.6 million reflecting the fair value of all physical fixed-price natural gas sales and AECO-NYMEX fixed-basis contracts, with an offsetting credit to retained earnings. This financial instrument asset was not included in the Trust’s earnings for the period. During the first six months of 2007 the Trust realized monthly gains as financial instruments settled and also terminated certain instruments in advance of their maturity dates in exchange for cash payments, leading to a substantial decrease in the number and corresponding value of the Trust’s   outstanding financial instruments as at June 30, 2007.

PET had financial instrument assets of $24.9 million on its balance sheet as at December 31, 2006 related to financial fixed-price forward natural gas and foreign exchange contracts. This asset, combined with the $30.6 million recorded in respect of the change in accounting policy, resulted in a total financial instrument asset at January 1, 2007 of $55.5 million. The Trust’s financial instruments had a positive fair value of $3.9 million as at June 30, 2007 and PET recorded an unrealized loss equal to the decline in the fair value of financial instruments during the period. The decrease in fair value was partially offset by realized gains on financial instruments of $33.9 million for the six months ended June 30, 2007, as well as increased natural gas revenues resulting from the settlement of physical forward contracts during the period. A reconciliation of the change in fair value recorded is provided below.

Reconciliation of unrealized loss on financial instruments ($ millions)
Financial instrument assets, December 31, 2006 (1)	$ 24.9
Financial instrument asset recorded on January 1, 2007 in respect of fixed-price physical delivery and NYMEX basis contracts (2)	30.6
55.5
Less: fair value of financial instrument assets net of liabilities, June 30, 2007 (1)	(3.9)
Unrealized loss on financial instruments for the six months ended June 30, 2007	$ 51.6

(1)

Includes both long-term and short-term financial instrument assets and liabilities.

(2)

See “Change in Accounting Policy” in this MD&A.

PET’s funds flow and its ability to pay distributions is not impacted by these mark-to-market amounts.

Risk Management

PET’s risk management strategy is focused on using financial instruments to insure cash flow and distributions against commodity price volatility, to lock in attractive economics on acquisitions and to take advantage of perceived anomalies in natural gas markets. The Trust maintains a balanced gas price risk management portfolio using both financial hedge arrangements and physical forward sales to hedge up to a maximum of 50 percent of forecast production including gas over bitumen deemed volumes. PET will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Trust’s realized gas price. Although PET considers these risk management contracts to be effective economic hedges against potential gas price volatility, the Trust does not follow hedge accounting for its financial instruments.

PET’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the administrator’s Board of Directors. PET’s hedging strategy though designed to protect cash flow and distributions is opportunistic in nature; depending on perceived position in the commodity price cycle the Trust may elect to reduce or increase its hedging position. The Trust mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties. PET estimates that realized natural gas revenues of $21.8 million for the second quarter of 2007 and $42.5 million for the first six months of 2007 can be attributed to the Trust’s risk management program.

For a complete list of the PET’s outstanding financial instruments as at June 30, 2007, please see note 12 to the interim unaudited consolidated financial statements as at and for the three and six months ended June 30, 2007.

The Trust continued to adjust its hedging portfolio after June 30 in response to changes in natural gas futures and increased production following the Birchwavy Acquisition. Outstanding forward contracts at AECO as at August 7, 2007 are as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	sold	25,000	$ 7.124	September-October 2007
Financial	bought	(17,500)	$ 7.364	September-October 2007
Physical	sold	12,500	$ 7.454	September-October 2007
Physical	bought	(15,000)	$ 7.093	September-October 2007
Financial	sold	45,000	$ 7.496	November 2007 – March 2008
Financial	bought	(5,000)	$ 7.445	November 2007 – March 2008
Physical	sold	2,500	$ 9.300	November 2007 – March 2008
Physical	bought	(2,500)	$ 8.630	November 2007 – March 2008
Financial	sold	40,000	$ 7.514	April 2008 – October 2008
Financial	sold	40,000	$ 7.933	November 2008 – March 2009

Financial and forward physical gas sales arrangements at NYMEX as at August 7, 2007 are as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	2,500	$ 10.300	November 2007 – March 2008
Financial	bought	(2,500)	$ 10.235	November 2007 – March 2008
Financial	sold	10,000	$ 7.700	April – October 2008
Physical	sold	5,000	$ 6.683	April – October 2008
Financial	sold	2,500	$ 9.420	November 2008 – March 2009
Financial	bought	(2,500)	$ 9.260	November 2008 – March 2009

As at August 7, 2007 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Physical – basis	sold	34,400	$ (1.222)	September – October 2007
Physical – basis	bought	(19,400)	$ (1.331)	September – October 2007
Financial – basis	sold	5,000	$ (1.243)	September – October 2007
Physical – basis	sold	2,500	$ (1.230)	November 2007 – March 2008
Physical – basis	sold	37,500	$ (0.969)	April – October 2008
Financial – basis	sold	5,000	$ (0.975)	April – October 2008

FINANCIAL RESULTS

Revenue

	Three months ended June 30		Six months ended June 30
Revenue (1) ($ thousands)	2007	2006	2007	2006
Natural gas revenue, before financial hedging (1)	104,451	97,856	204,144	210,495
Realized gains on financial instruments (2)	19,610	3,724	33,901	1,460
Total revenue	124,061	101,580	238,045	211,955

 (1)  Revenue includes all petroleum and natural gas revenues and realized gains and losses on financial instruments. Revenue does not include gas over bitumen revenues, unrealized gains and losses on financial instruments and royalties.

(2) Includes revenues related to physical forward sales contracts which settled during the period.

 (3) Realized gains (losses) on financial instruments include settled financial forward contracts and options.

Natural gas revenue before financial hedging increased eight percent to $104.4 million for the three months ended June 30, 2007 compared to $97.9 million for the same period in 2006 as higher natural gas prices offset slightly lower production levels. Realized gains on financial forward contracts increased significantly to $19.6 million for the current period as compared to realized gains of $3.7 million for the three months ended June 30, 2006, as a result of gains related to early termination of certain natural gas contracts. Natural gas revenue before financial hedging decreased marginally to $204.1 million for the six months ended June 30, 2007 from $210.5 million for the first six months of 2006.

Funds flow

	Three months ended June 30				Six months ended June 30
	2007		2006		2007		2006
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (Bcf)	14.1		14.8		26.9		28.5
Revenue (1)	124.1	8.80	101.6	6.85	238.1	8.86	211.9	7.45
Royalties	(18.4)	(1.31)	(16.2)	(1.09)	(33.1)	(1.23)	(38.0)	(1.34)
Operating costs	(21.7)	(1.54)	(19.4)	(1.31)	(47.1)	(1.75)	(42.2)	(1.48)
Transportation costs	(3.0)	(0.21)	(3.0)	(0.20)	(5.7)	(0.21)	(6.4)	(0.22)
Operating netback (3)	81.0	5.74	63.0	4.25	152.2	5.67	125.3	4.41
Gas over bitumen royalty adjustments	4.8	0.34	4.7	0.32	9.8	0.36	10.9	0.39
Lease rentals	(0.6)	(0.04)	(0.5)	(0.03)	(1.5)	(0.05)	(1.3)	(0.05)
General and administrative (2)	(5.4)	(0.38)	(5.3)	(0.35)	(9.4)	(0.35)	(8.3)	(0.29)
Interest and other (2)	(4.4)	(0.31)	(2.8)	(0.19)	(7.5)	(0.28)	(5.4)	(0.19)
Interest on convertible debentures (2)	(2.7)	(0.19)	(2.5)	(0.17)	(5.3)	(0.19)	(3.5)	(0.12)
Funds flow (2) (3)	72.7	5.16	56.6	3.83	138.3	5.16	117.7	4.15

(1)  Revenue includes realized gains and losses on financial instruments

(2) Excludes non-cash items

(3)  This is a non-GAAP measure; see “Significant Accounting Policies and Non-GAAP measures” in this MD&A.

For the three months ended June 30, 2007, PET’s average royalty rate (royalties as a percentage of revenues including gains and losses on financial instruments) was 14.8 percent compared to 15.9 percent for the same period in 2006. The Trust’s royalty rate was 13.9 percent for the six months ended June 30, 2007 as compared to 17.9 percent for the first half of 2006. The lower royalty rates in 2007 are due to PET’s realized natural gas price being significantly higher than the Alberta Gas Reference Price for the current period. Alberta Crown royalties are based on the Alberta Gas Reference Price.

Operating costs increased to $21.7 million ($1.54 per Mcfe) in the three months ended June 30, 2007 from $19.4 million ($1.31 per Mcfe) for the same period in 2006. Operating costs for the six months ended June 30, 2007 totaled $47.1 million or $1.75 per Mcfe as compared to $42.2 million or $1.48 per Mcfe for the first six months of 2006. The increase in operating costs in 2007 is due to additional lease maintenance costs in early 2007 resulting from heavy snowfall through the winter, extensive repairs on a pipeline break in the West Side core area, the operation of additional wells and facilities associated with newly acquired properties in the second quarter and higher property taxes on the Trust’s expanding asset base. Unit-of-production costs increased 18 percent in the second quarter of 2007 from the comparable period in 2006 due to a combination of higher operating costs and somewhat lower production levels. Projected operating costs on the Birchwavy Assets are approximately 10 percent higher on a per unit of production basis than costs on the Trust’s existing asset base and, as such, overall operating costs are projected to be $1.50 to $1.60 per Mcfe for the remainder of 2007.

Transportation costs totaled $3.0 million or $0.21 per Mcfe for the three month period ended June 30, 2007 as compared to $3.0 million or $0.20 per Mcfe for the second quarter of 2006.

Significantly higher realized gas prices related to the early crystallization of natural gas hedges offset somewhat by decreased production volumes, higher royalty expenses and increased operating costs led to an $18.0 million increase in PET’s operating netback to $81.0 million for the three months ended June 30, 2007 from $63.0 million for the three months ended June 30, 2006.

Operating netback reconciliation ($ millions)
Production decrease	(4.9)
Price increase, including realized gains on financial instruments	27.5
Royalty increase	(2.3)
Transportation cost increase	-
Operating cost increase	(2.3)
Increase in net operating income	18.0

General and administrative expenses increased to $10.1 million for the three months ended June 30, 2007 compared to $6.0 million for the three months ended June 30, 2006, primarily due to an increase in Trust-Unit based compensation from $0.7 million for the three months ended June 30, 2006 to $4.8 million for the current quarter. The additional unit-based compensation expense was primarily related to a change in PET’s unit incentive plan, which was amended on June 29, 2007 such that the base return amount for the purposes of calculating the quarterly strike price adjustment on incentive rights was modified to reflect changes in market conditions. For the six months ended June 30, 2007 general and administrative expenses totaled $14.9 million, an increase of $5.6 million over the comparative period for 2006 primarily due to the increase in Trust Unit-based compensation. Cash general and administrative expenses on a unit-of-production basis were $0.38 per Mcfe for the three months ended June 30, 2007 as compared to $0.35 per Mcfe in 2006, as the scale of PET’s operations increased with the acquisition of east central Alberta assets completed in early 2006 and the Trust subsequently increased staffing levels to facilitate planning and execution of the increased capital spending plans.

Interest and other expense totaled $5.6 million for the three months ended June 30, 2007 as compared to $2.8 million for the comparable period in 2006. The increase is a result of higher debt levels due to acquisitions, higher short-term interest rates in the second quarter of 2007 as compared to 2006 and the $1.2 million loss in investment in Sebring Energy Inc. (“Sebring”) recorded during the period as a result of the acquisition of Sebring by a publicly-traded oil and gas company. Interest on convertible debentures for the three months ended June 30, 2007 increased to $3.3 million as compared to $3.0 millon for the comparable quarter in 2006. The increase in 2007 corresponds to a full quarter of interest expense incurred on the 6.25% convertible debentures issued on April 25, 2006.

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (the “Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  The Department of Energy issued an Information Letter 2004-36 (“IL 2004-36”) which, in conjunction with the Royalty Regulation, sets out the details of the gas over bitumen financial solution.  The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

The Trust’s net deemed production volume for purposes of the royalty adjustment was 19.8 MMcf/d in the second quarter of 2007. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by 10 percent at the end of every year of shut-in.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments may be repayable to the crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

In the second quarter of 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

For the three months ended June 30, 2007 the Trust received $4.8 million in gas over bitumen royalty adjustments of which $0.9 million was recorded as revenue and $3.9 million was recorded on PET’s balance sheet. The $0.1 million increase from the $4.7 million received in the second quarter of 2006 was a result of higher Alberta Gas Reference Prices offset by lower deemed production volumes. Gas over bitumen revenue in the three months ended June 30, 2006 was affected by a $14.0 million reclassification of all royalty adjustments received to date on the shut-in gas wells sold during the period. Cumulative royalty adjustments received to June 30, 2007 total $70.0 million.

As a result of the variables discussed above, funds flow netbacks increased 35 percent from $3.83 per Mcfe in the second quarter of 2006 to $5.16 per Mcfe in the second quarter of 2007. Funds flow increased by 28 percent to $72.7 million ($0.81 per Trust Unit) for the three months ended June 30, 2007 from $56.6 million ($0.68 per Trust Unit) in the 2006 period. Funds flow for the six months ended June 30, 2007 totaled $138.3 million ($1.58 per Trust Unit) as compared to $117.7 million ($1.41 per Trust Unit) for the comparative period in 2006. The 17 percent increase from 2006 was primarily due to higher realized natural gas prices related to gains on financial instruments for the six month period, partially offset by lower production volumes and slightly higher operating and royalty expenses. Excluding the effect of early termination gains on financial instruments, funds flow measured $54.1 million ($0.61 per Trust Unit) for the three months ended June 30, 2007 and $111.2 million ($1.27 per Trust Unit) for the six months ended June 30, 2007.

Earnings

The Trust reported net earnings of $6.1 million ($0.07 per basic and diluted Trust Unit) for the three months ended June 30, 2007 as compared to $21.8 million ($0.26 per basic and diluted Trust Unit) for the 2006 period. Higher natural gas revenues and funds flows in 2007 were somewhat offset by higher exploration costs and an unrealized loss on financial instruments of $3.1 million as compared to the second quarter of 2006. Prior period net earnings also benefited from the reclassification of $13.7 million in gas over bitumen royalty adjustments to revenue. The Trust incurred a net loss of $33.1 million ($0.38 per basic and diluted Trust Unit) for the six months ended June 30, 2007 as compared to net earnings of $29.8 million ($0.36 per basic Trust Unit, $0.35 per diluted Trust Unit) in 2006. The loss in 2007 was driven by a decrease in fair value of financial instruments of $51.6 million during the period.

Exploration expenses increased to $2.7 million for the three months ended June 30, 2007 from $1.1 million for the second quarter of 2006 primarily due to the timing of seismic programs in 2007 as compared to 2006. In 2006 all seismic programs conducted in northeast Alberta were substantially completed and expensed in the first quarter. By contrast, certain 2007 winter seismic programs were not completed until April and therefore were not expensed until the second quarter of 2007.

Depletion, depreciation and accretion (“DD&A”) expense increased slightly from $50.6 million in the second quarter of 2006 to $50.8 million in 2007 due to an increase in the Trust’s depletion rate offset by marginally lower production volumes. PET’s depletion rate was $3.60 per Mcfe in the three months ended June 30, 2007 as compared to $3.43 per Mcfe in 2006. DD&A expense for the six months ended June 30, 2007 totaled $97.6 million ($3.63 per Mcfe), an increase of $1.7 million over the $95.9 million ($3.38 per Mcfe) recorded in the first six months of 2006.

Income Taxes

Bill C-52 Budget Implementation Act 2007 (“Bill C-52”) received third reading in the Canadian House of Commons on June 12, 2007 and was fully enacted on June 22, 2007. Bill C-52 contains legislative provisions to implement certain proposals to impose a direct tax on distributions at the trust level for publicly traded income trusts and adjust the taxation at the personal level of trust distributions originally announced on October 31, 2006 (the “Trust Tax Legislation”). Under Canadian accounting guidelines, changes in income tax legislation should be accounted for when they are substantively enacted, which is deemed to occur when the related government bill receives third reading in the case of a minority government.

Under the Trust Tax Legislation all distributions will no longer be deductible in computing trust taxable income, resulting in a 31.5 percent tax at the trust level on taxable income before distributions. In conjunction with the trust level tax, the personal tax on distributions is adjusted to be similar to the tax paid on a dividend received from a taxable Canadian corporation.  The Trust Tax Legislation effectively reduces income available for distribution to PET’s Unitholders, with the end result being a two-tiered tax structure similar to that of corporations and double taxation of distributions for Unitholders who hold their Trust Units in registered accounts such as RRSP, RRIF and RESP accounts.

The new tax applies to PET effective January 1, 2011 assuming the Trust continues to comply with the “normal growth” provisions as outlined by the federal government. Specifically “normal growth” includes equity growth within certain “safe harbour” limits measured by reference to a Specified Investment Flow Through’s (“SIFT”) market capitalization as of the end of trading on October 31, 2006. The safe harbour calculation would include only the market value of the SIFT’s issued and outstanding publicly-traded trust units and not any convertible debt, options or other interests convertible into or exchangeable for trust units. Those safe harbour limits are 40 percent for the period from November 1, 2006 to December 31, 2007, and 20 percent each for calendar 2008, 2009 and 2010. These limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the guidelines include the following:

(i) new equity for these purposes includes units and debt that is convertible into units, and may include other substitutes for equity;

(ii) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(iii) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Trust’s market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $1.4 billion, which means the Trust’s “safe harbour” equity growth amount for the period ending December 31, 2007 is approximately $560 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $280 million, not including equity issued to replace the Trust’s debt that was outstanding on October 31, 2006, including convertible debentures. Failure to comply with the “normal growth” provisions as outlined would result in the Trust being subject to the new tax immediately, as opposed to January 1, 2011. Since October 31, 2006 PET has issued approximately $349 million of new Trust Units and convertible debentures through the public offering completed on June 20, the Trust’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) and the Unit Incentive Plan.

PET is strictly opposed to the changes in the tax treatment of income trusts outlined in the Trust Tax Legislation and is participating in a number of initiatives to try to effect change to the legislation, such as participation in the Canadian Coalition of Energy Trusts (“CCET” or the “Coalition”). Further, PET encourages all Unitholders to join the advocacy group that was formed to be the voice of concerned Canadians and individual investors, the Canadian Association of Income Trust Investors (“CAITI”). Unitholders and concerned Canadians can register online at the CAITI website at www.caiti.info.  Information is available on PET’s website as well as the CCET (www.canadianenergytrusts.ca) and CAITI websites to assist Unitholders in their efforts to gather facts, formulate opinions and voice concerns. The Trust is in strong fundamental disagreement with the policy itself as PET believes in the well-established ability of the energy trust model to enhance the efficient deployment of Canada’s oil and gas resources. Furthermore, the Trust is  opposed to the implementation of this change without consultation with energy trusts particularly after investors in energy trusts may have relied on specific statements made by the Conservative Party of Canada regarding their intention not to alter the tax treatment of income trusts. To this end, PET encourages Unitholders to participate in the Coalition’s “Expect More” campaign by visiting www.iexpectmore.ca.

Regardless of the impact of the Trust Tax Legislation, PET continues to believe that its yield-oriented business model is an excellent fit for the low-risk, low-cost, high-deliverability natural gas assets in the Trust’s portfolio, as well as for current investor demographics which are favorable toward high-yield securities. PET will continue to balance its funds flows between distributions to Unitholders and reinvestment in its strong portfolio of development opportunities. PET currently intends to continue as an energy trust and comply with the “normal growth” provisions outlined by the federal government for the four year transition period outlined by the Trust Tax Legislation. However, changes to PET’s corporate structure will be driven by opportunities as they arise and could include change prior to January 1, 2011.

PET has not recorded a future income tax liability as a result of the Trust Tax Legislation being enacted. Based on production forecasts included in the reserve report for the assets acquired by PET during the quarter and the report prepared by the Trust’s external reserve evaluators as at December 31, 2006, the book values of PET’s assets are projected to approximate the related tax values by January 1, 2011, the date the direct tax on distributions within the Trust becomes effective. PET has estimated tax pools of $730 million at June 30, 2007 and intends to maximize the preservation of tax pools over the transition period in order to minimize the tax consequences faced by the Trust in 2011 and future years.

SUMMARY OF QUARTERLY RESULTS

Three months ended
($ thousands except where noted)	June 30, 2007	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006

Natural gas revenues before royalties (1)	$ 104,451	$ 99,693	$ 94,564	$ 96,576
Natural gas production (MMcfe/d)	155.0	141.7	144.6	154.6
Funds flow (2)	$ 72,669	$ 65,597	$ 58,166	$ 60,770
Per Trust Unit - basic	$ 0.81	$ 0.76	$ 0.69	$ 0.72
Net earnings (loss)	$ 6,126	$ (39,261)	$ (68,254)	$ 19,619
Per Trust Unit - basic	$ 0.07	$ (0.46)	$ (0.80)	$ 0.23
- diluted	$ 0.07	$ (0.46)	$ (0.80)	$ 0.23
Realized natural gas price ($/Mcfe)	$ 8.80	$ 8.94	$ 7.83	$ 7.36
Average AECO Daily Index price ($/GJ)	$ 7.07	$ 7.40	$ 6.54	$ 5.36

Three months ended
($ thousands except where noted)	June 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005

Natural gas revenues before royalties (1)	$ 97,856	$ 112,639	$ 144,645	$ 121,585
Natural gas production (MMcfe/d)	162.9	151.5	153.7	159.4
Funds flow (2)	$ 56,605	$ 61,112	$ 78,200	$ 74,726
Per Trust Unit - basic	$ 0.68	$ 0.74	$ 0.96	$ 0.95
Net earnings	$ 21,816	$ 7,969	$ 17,899	$ 30,339
Per Trust Unit - basic	$ 0.26	$ 0.10	$ 0.22	$ 0.39
- diluted	$ 0.26	$ 0.10	$ 0.22	$ 0.38
Realized natural gas price ($/Mcfe)	$ 6.85	$ 8.09	$ 9.14	$ 8.11
Average AECO Daily Index price ($/GJ)	$ 5.71	$ 7.13	$ 10.72	$ 8.89

(1)   Excludes realized gains (losses) on financial instruments.

(2)  These are non-GAAP measures; see “Significant Accounting Policies and Non-GAAP measures” in this MD&A.

Natural gas revenues were highest in the last two quarters of 2005 due to high AECO natural gas prices. Revenues and funds flow then decreased in the 2006 quarters but by a much lower margin than AECO gas prices due to stability provided by the Trust’s commodity hedging program. Revenues and funds flow increased again in the first two quarters of 2007 due primarily to gains related to the early termination of financial instrument contracts.

Earnings were highest in the last two quarters of 2005, the second quarter of 2006 and the third quarter of 2006 as a result of high natural gas prices, unrealized gains on financial instruments and the reclassification of certain gas over bitumen royalty adjustments into earnings, respectively. The net loss in the fourth quarter of 2006 was a result of impairment charges at east central Alberta and Saskatchewan and higher DD&A expenses as compared to previous quarters. The net loss in the first quarter of 2007 is due to a $48.5 million unrealized loss on the change in mark-to-market value of PET’s financial instruments during the period.

LIQUIDITY AND CAPITAL RESOURCES

Net debt ($ thousands except per Trust Unit and percent amounts)	June 30, 2007	December 31, 2006
Bank debt	383,473	222,923
Convertible debentures, measured at principal amount	236,109	161,134
Working capital deficiency (2)	16,935	22,561
Net debt	636,517	406,618
Trust Units outstanding (thousands)	107,568	85,186
Market price at end of period ($/Trust Unit)	11.65	12.40
Market value of Trust Units	1,253,167	1,056,306
Total market capitalization (1)	1,889,684	1,462,924
Net debt as a percentage of total capitalization (%)	33.7	27.8
Funds flow for the period (1)	72,669	236,653
Annualized funds flow (1)	290,676	236,653
Net debt to annualized funds flow ratio (times) (1)	2.2	1.7

(1)

These are non-GAAP measures; see “Significant Accounting Policies and Non-GAAP measures” in this MD&A.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities.

PET has a demand credit facility with a syndicate of Canadian chartered banks. The revolving feature of the facility expires on May 26, 2008 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term maturity date of one additional year. Concurrent with the closing of the Birchwavy Acquisition on June 26, 2007, the borrowing base on the credit facility was increased to $430 million and will be reduced to $400 million through decreases of $10 million on July 1, 2007 and $20 million on October 1, 2007. The borrowing base is adjusted semi-annually depending on the value of the Trust’s producing oil and natural gas assets, with the next borrowing base re-determination scheduled for October 1, 2007. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.  In addition to amounts outstanding under the credit facility, PET had outstanding letters of credit in the amount of $8.87 million at June 30, 2007 of which $6.0 million expired on July 31.

PET owns the building in which its head office operations are located. The building has a mortgage in the amount of $5.6 million, which bears interest at 6.15% and matures on January 1, 2008.

At June 30, 2007 PET had convertible debentures outstanding as follows:

Convertible debentures series	6.5%	2006 – 6.25%	2005 – 6.25%	8%
Principal outstanding ($millions)	75.0	100.0	55.3	5.9
Maturity date	June 30, 2012	April 30, 2011	June 30, 2010	September 30, 2009
Conversion price ($ per Trust Unit)	14.20	23.80	19.35	14.20
Fair market value ($millions)	73.5	98.5	53.9	6.1

Fair values of debentures are calculated by multiplying the number of debentures outstanding at June 30, 2007 by the quoted market price per debenture at that date. No debentures were converted into Trust Units during the three months ended June 30, 2007.

Net debt to annualized funds flow increased to 2.2 times for the quarter ended June 30, 2007 from 1.7 times for the year ended December 31, 2006. The increase in net debt is largely a function of the acquisitions completed in the second quarter and the Trust’s significant winter capital program.

A reconciliation of the increase in net debt from December 31, 2006 to June 30, 2007 is as follows:

Reconciliation of net debt ($ millions)
Net debt, December 31, 2006	406.6
Capital expenditures	86.2
Acquisitions, net of dispositions	452.7
Issuance of Trust Units, net of issue costs	(238.0)
Issue costs for 6.5% convertible debentures	3.0
Cash flow	(138.3)
Distributions	80.6
Proceeds from DRIP plan	(17.9)
Proceeds on exercise of unit incentive rights	(0.1)
Expenditures on asset retirement obligations	1.7
Net debt, June 30, 2007	636.5

In order to provide funding for the Birchwavy Acquisition the Trust issued 20,450,000 subscription receipts at a price of $12.25 each and $75 million of 6.5% convertible debentures to a syndicate of underwriters. The offering closed as scheduled on June 20, 2007 resulting in proceeds of $310 million net of underwriting fees. The subscription receipts were exchanged for an equivalent number of Trust Units on the closing of the Birchwavy Acquisition.  The convertible debentures (the “6.5% Debentures”) have a maturity date of June 30, 2012 and are convertible into Trust Units at a price of $14.20 per Trust Unit. At June 30, 2007 PET had a total of 107,567,730 Trust Units outstanding.

Through the Trust’s DRIP plan $8.0 million was invested by Unitholders during the three months ended June 30, 2007 and a total of 759,000 Trust Units were issued at an average price of $10.50 per Trust Unit. For the six months ended June 30, 2007 $17.9 million was invested in the DRIP plan and 1,686,000 Trust Units were issued.

Distributions

Distributions are determined monthly by management and the Board of Directors of the Trust’s administrator taking into account PET’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Trust’s current hedging position, targeted debt levels and debt repayment obligations. The following items may be deducted from cash flow in arriving at cash distributions to Unitholders:

•

a portion of exploration and development expenditures;

•

debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;

•

site reclamation and abandonment expenditures; and

•

working capital requirements.

Cumulative distributions for the second quarter of 2007 totaled $0.42 per Trust Unit consisting of $0.14 per Trust Unit paid on May 15, June 15 and July 16. The Trust’s payout ratio, which is the ratio of distributions to funds flow, was 54.1 percent in the current quarter as compared to 106.5 percent for the second quarter of 2006. PET’s business strategy targets sustainability with a capital program sufficient to maintain production levels and with the remaining cash flow available for distribution to Unitholders. Recently, North American natural gas storage inventories have trended significantly higher relative to historical averages as anticipated summer cooling demand in key gas consuming regions has not yet materialized, leading to precipitous declines in natural gas prices. As a result of weaknesses in gas prices and in order to preserve sustainability and strengthen its balance sheet, PET reduced its monthly distribution to $0.10 per Trust Unit effective with the July distribution to be paid on August 15, 2007. Distributions and the Trust’s payout ratio in future periods will largely be determined by the Trust’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced significant volatility in the past year.

PET anticipates that distributions and capital expenditures for the remainder of 2007 will be funded by funds flow with any excess funds flow and proceeds from the DRIP Plan being applied to reduce bank and other debt.

OUTLOOK AND SENSITIVITIES

During the second quarter of 2007 the Trust crystallized a number of financial and physical forward natural gas contracts in order to realize cash gains. As of August 7, 2007, PET has hedged 3% of its current production for August - October 2007 at a price of $6.04/GJ, 20% of current production for November 2007 – March 2008 at $7.50/GJ, 25% of current production for April – October 2008 at $7.51/GJ and 20% of current production for November 2008 – March 2009 at $7.93/GJ.

The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.10 per Trust Unit, for the remaining six months of 2007 at certain AECO natural gas price levels and incorporating all of the Trust’s current financial hedges and physical forward sales contracts.

	Average AECO Monthly Index Gas Price July to December 2007 ($/GJ)
Funds flow sensitivity analysis	$5.00	$6.00	$7.00	$8.00
Natural gas production (MMcfe/d)	198.3	198.3	198.3	198.3
Realized gas price ($/Mcfe)	5.63	6.55	7.46	8.37
Funds flow (2) ($million/month)	14.1	18.8	23.5	28.2
Per Trust Unit ($/Unit/month)	0.130	0.174	0.217	0.261
Payout ratio (2) (%)	77	58	46	38
Ending total net debt ($million)	616	587	559	531
Ending total net debt to funds flow ratio (3) (times)	2.8	2.3	2.0	1.7

(1)  Average AECO price for July-December based on settled prices for July and August and AECO forward strip at August 7, 2007 was approximately $5.70/GJ.

(2)  These are non-GAAP measures; see “Significant Accounting Policies and Non-GAAP measures” in this MD&A.

(3)  Calculated as ending total net debt (including convertible debentures) divided by annualized funds flow.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases and abandoned wells are expensed rather than capitalized in the year incurred.  However, to make reported funds flow in this MD&A comparable to industry practice the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities.

Funds flow

Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating funds flow or operating profits for the period nor should it be viewed as an alternative to funds flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

Funds flow GAAP reconciliation	Three months ended June 30		Six months ended June 30
($ thousands except per Trust Unit amounts)	2007	2006	2007	2006
Cash flow provided by operating activities	65,999	46,614	132,948	116,694
Exploration costs (1)	2,188	591	6,412	8,926
Expenditures on asset retirement obligations	(166)	1,915	1,665	2,453
Changes in non-cash operating working capital	4,648	7,485	(2,759)	(10,356)
Funds flow	72,669	56,605	138,266	117,717
Funds flow per Trust Unit (2)	$ 0.81	$ 0.68	$ 1.58	$ 1.41

(1)  Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

 (2) Based on weighted average Trust Units outstanding for the period.

Payout ratio

Payout ratio refers to distributions measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of distributions. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage. Total capitalization includes convertible debentures measured at principal amount, as opposed to the carrying amount of the debentures on the Trust’s balance sheet, in order to reflect the amount that will be repaid when the convertible debentures reach maturity. Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments is used by management to calculate the Trust’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect PET’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Trust’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be viewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

INTERNAL CONTROLS

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management, as appropriate, to allow timely decisions regarding required disclosure.  PET’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of June 30, 2007 that the Trust's disclosure controls and procedures are effective to provide reasonable assurance that material information related to PET, including its consolidated subsidiaries, is made known to them by others within those entities.

During the three months ended June 30, 2007, there have been no changes in PET’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting, except for the potential impact from reporting the acquisition of a private oil and gas exploration company, as more fully disclosed in Note 5 to the Trust’s unaudited consolidated interim financial statements as at and for the three and six months ended June 30, 2007. PET is currently in the process of assessing and integrating financial reporting systems and controls for the acquired entity into its own financial reporting systems and expects to complete these integration activities over a period of three to six months from the acquisition date (June 26, 2007).

CHANGE IN ACCOUNTING POLICY

In 2005 the Canadian Institute of Chartered Accountants (“CICA”) issued new standards for the recognition, measurement and disclosure of financial instruments. Under the new standards, which were effective January 1, 2007, PET’s portfolio of forward fixed-price natural gas sales contracts and AECO/NYMEX fixed-basis contracts (collectively “physical hedging contracts”) are considered non-financial derivatives and are accounted for as financial instruments. Accordingly, the fair values of the Trust’s physical hedging contracts as at January 1, 2007 were recorded as an asset of $30.6 million on the Trust’s balance sheet with an offsetting credit to retained earnings. The fair values of the physical hedging contracts were calculated by PET based on an independently obtained forward natural gas price curve as at January 1, 2007.

Changes in fair value of these contracts from January 1, 2007 to June 30, 2007, as well as fair values of other physical and financial natural gas hedging contracts entered into during the six month period as at June 30, were included in net earnings for the period. The decrease in fair value during the period was $51.6 million, which has been included in “unrealized loss on financial instruments” on PET’s statement of earnings (loss) for the six months ended June 30, 2007. In future periods the Trust will account for both physical and financial risk management contracts as financial instruments, and fair value all such contracts at each balance sheet date.

As the change in accounting policy was applied prospectively there is no related impact on earnings for previous periods.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The critical accounting estimates employed by PET in the preparation of its consolidated financial statements are substantially unchanged from those presented in the MD&A for the year ended December 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PET’s operations are affected by a number of underlying risks both internal and external to the Trust.  These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector.  The Trust’s financial position, results of operations, and cash available for distribution to Unitholders are directly impacted by these factors.

Income Taxes

The Trust Tax Legislation results in a tax applicable at the trust level on certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and treats distributions as dividends to the Unitholders. Existing trusts will have a four-year transition period and, subject to the qualification below, the new tax will apply in January 2011.  Once applied the new tax will affect PET’s funds flow and may impact cash distributions from the Trust.

In light of the foregoing, the Trust Tax Legislation has reduced the value of the Trust’s units, which increases the cost to PET of raising capital in the public capital markets for acquisition opportunities. PET’s access to capital markets could also be affected by this legislation. In addition, the Trust Tax Legislation is expected to place PET and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity-level taxation. There can be no assurance that PET will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the Trust Tax Legislation.

Other risks and uncertainties affecting PET’s operations are substantially unchanged from those presented in the MD&A for the year ended December 31, 2006.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information with respect to PET.

The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in these forward-looking statements are reasonable.  However, we cannot assure the reader that these expectations will prove to be correct.  The reader should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•

the quantity and recoverability of PET’s reserves;

•

the timing and amount of future production;

•

prices for natural gas produced;

•

operating and other costs;

•

business strategies and plans of management;

•

supply and demand for natural gas;

•

expectations regarding PET’s access to capital to fund its acquisition, exploration and development activities;

•

the disposition, swap, farm in, farm out or investment in certain exploration properties using third party resources;

•

the use of exploration and development activity and acquisitions to replace and add to reserves;

•

the impact of changes in natural gas prices on funds flow after hedging;

•

drilling, completion, facilities and construction plans;

•

the existence, operations and strategy of the commodity price risk management program;

•

the approximate and maximum amount of forward sales and hedging to be employed;

•

the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

•

the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers;

•

PET’s treatment under governmental regulatory regimes;

•

the goal to sustain or grow production and reserves through prudent asset management and acquisitions;

•

the emergence of accretive growth opportunities; and

•

PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

•

volatility in market prices for natural gas;

•

risks inherent in PET’s operations;

•

uncertainties associated with estimating reserves;

•

competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance;

•

incorrect assessments of the value of acquisitions;

•

geological, technical, drilling and process problems;

•

general economic conditions in Canada, the United States and globally;

•

industry conditions including fluctuations in the price of natural gas;

•

royalties payable in respect of PET’s production;

•

governmental regulation of the oil and gas industry, including environmental regulation;

•

fluctuation in foreign exchange or interest rates;

•

unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•

stock market volatility and market valuations; and

•

the need to obtain required approvals from regulatory authorities.

The above list of risk factors is not exhaustive.

Additional information on PET, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from the Trust’s website at www.paramountenergy.com.